SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY EMPLOYEE INCENTIVE THRIFT PLAN
Date: June 24, 2011	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Reports of Independent Registered Public Accounting Firms	2 to 3

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2010	5

Notes to Financial Statements	6 to 16

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at Year End) as of December 31, 2010	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

EXHIBIT 23b – Consent of Independent Registered Public Accounting Firm	E-2

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company

Employee Incentive Thrift Plan and the

Bristol-Myers Squibb Company Savings Plan Committee

We have audited the accompanying statement of net assets available for benefits of the Bristol-Myers Squibb Employee Incentive Thrift Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Employee Incentive Thrift Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the reclassification to the Plan’s December 31, 2009 statement of net assets available for benefits to retrospectively apply the adoption of a new accounting standard regarding the classification of participant loans. As discussed in Note 3 to the financial statements, such loans are segregated from investments in the accompanying December 31, 2010 statement of net assets available for benefits. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any attest procedures to the 2009 financial statements of the Plan other than with respect to the retrospective reclassification and, accordingly, we do not express an opinion or any other form of assurance on the 2009 financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year-end) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Morristown, New Jersey
June 24, 2011

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company

Employee Incentive Thrift Plan and the

Bristol-Myers Squibb Company Savings Plan Committee

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 3 to the financial statements, the accompanying statement of net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan) as of December 31, 2009 (the 2009 financial statement before the effects of the adjustments discussed in Note 3 to the financial statements is not presented herein). This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 3 to the financial statement, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 3 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 25, 2010

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

(Dollars in Thousands)	2010	2009
Assets:
Participant directed investments, at fair value:
Plan interest in Savings Plan Master Trust	$63,406	$61,726

Receivables:
Employer contributions	12	9
Participants contributions	26	19
Notes receivable from participants	559	609
Dividend receivable	—	360

Total receivables	597	997

Net Assets Available for Benefits, at fair value	64,003	62,723

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(493)	(364)

Net Assets Available for Benefits	$63,510	$62,359

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

(Dollars in Thousands)
Additions:
Plan’s share of net investment income in Savings Plan Master Trust	$4,688
Contributions:
Employer contributions	811
Participants contributions	1,995
Rollover contributions	927
Interest on participant loans	37

Total additions	8,458

Deductions:
Distributions and withdrawals	(7,287)
Administrative expenses	(20)

Total deductions	(7,307)

Increase in net assets	1,151

Net Assets Available for Benefits:
Beginning of Year	62,359

End of Year	$63,510

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and sponsored by Bristol-Myers Squibb Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Plan in the following notes provides only general information and does not modify any provision of the Plan. Participants should refer to the Plan’s governing document and/or Summary Plan Description for a more complete description of the Plan’s provisions.

Plan Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator, as defined by ERISA, of the Plan and named fiduciary with respect to Plan assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Plan. The assets of the Plan are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust (Fidelity Trust) serves as directed trustee.

Employee Eligibility – Any union employee who is covered by a collective bargaining agreement that provides for participation in the Plan and who meets certain service requirements, as defined in the Plan document, is eligible to participate. Employees who are or may become eligible to participate in the Plan (participants) may participate in the Plan following their date of hire, although the Company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Plan.

Participant Contributions – Participants can elect to contribute up to 25% of his or her annual benefit salary or wages (as defined in the Plan document) on a pre-tax and/or after-tax basis, in all events, subject to Internal Revenue Service (IRS) annual limits and non-discrimination test results. Prior to January 1, 2010, if an eligible employee did not make a pre-tax and/or after-tax contribution election within his or her first 180 days of employment (from date of hire), the Company automatically started making contributions to the Plan in his or her name at the rate of 6% of his or her annual benefit salary or wages through pre-tax salary reductions starting with the first payroll period after the date that is 180 days after his or her date of hire. These contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65. The Plan also has an annual increase feature, thereby allowing participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Plan of 1% to 3% annually, subject in all events to the Plan’s maximum deferral rate of 25%.

The Plan allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable IRS and Plan limits. The catch-up contribution itself was limited to $5,500 in 2010 and 2009. There is no Company match on catch-up contributions.

Employer Contributions – During 2010 and 2009, the Company contributed a matching contribution equal to 75% of pre-tax and/or after-tax contributions up to 6% of the participant’s annual benefit salary or wages elected by a participant at the time of their contribution.

Investment Decisions – The Plan gives participants the opportunity to direct the manner in which contributions made to the Plan in their name, including matching contributions, and earnings thereon, are invested among a variety of investment funds. During the years ended December 31, 2010 and 2009, contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust, see “—Note 5. Savings Plan Master Trust” for further information regarding investments. The default fund for all contributions as to which no affirmative investment direction is given was changed to the qualified default investment alternative which is currently the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts – Each participant’s account under the Plan is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s matching contribution, and the participant’s respective share of Plan earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Plan losses. The benefit to which a participant is entitled is the participant’s vested Plan account.

Participant Loans – While employed, a participant may request a loan from the Plan. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Plan, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Plan, loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee. Repayments and interest are credited to the Plan account of the participant.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by the Code.

Vesting – Matching contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, a participant will become 100% vested in matching contributions regardless of his or her years of service. A participant is always 100% vested in pre-tax, after-tax, rollover contributions from other plans and catch-up contributions as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2010, matching contributions were not reduced by forfeitures. At December 31, 2010 and 2009, the balance of unused forfeited funds available to offset future employer matching contributions was $0 and $19 thousand, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Plan.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and 15 years, and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfers – A participant's account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant's account could also be transferred to another company's qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition. For a discussion of significant transfer activity, see “—Note 2. Significant Plan Activity.”

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2010 and 2009.

Termination of the Plan – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Plan at anytime in its sole discretion in accordance with the provisions of ERISA. If the Plan is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT PLAN ACTIVITY

On December 23, 2009, the Company completed a divestiture of the remaining interest in Mead Johnson through a split-off by offering its previously owned 170 million shares of Mead Johnson common stock in exchange for 269 million outstanding shares of the Company's common stock. In conjunction with the split-off, participants in the Company Common Stock Fund had the one-time option to exchange one share of Bristol-Myers Squibb common stock held for a 0.6313 share of Mead Johnson common stock. Participants tendered 14,727 Bristol-Myers Squibb common shares for 9,297 Mead Johnson common shares initially valued at $402 thousand. Balances can remain in the Mead Johnson Stock Fund for two years as of the split-off date but no new contributions or transfers into the Mead Johnson Stock Fund are permitted. Participants may direct the trustee to liquidate some or all of their holdings in the Mead Johnson Stock Fund at any time during this two year period and reinvest the proceeds in other funds available under this Plan. The fund will be discontinued effective December 22, 2011. Any remaining participant balances will be transferred, at that date, to other funds offered by the Plan as directed by the Plan participants. If no direction is provided, then the remaining balance will be transferred to the T. Rowe Price Retirement Fund for the year closest to the year in which the participant would attain age 65.

Effective September 1, 2009, the Fixed Income Fund, including the Fidelity Institutional Cash Portfolio Money Market Fund and Guaranteed Investment Contracts (GICs) was transferred to the Galliard Fixed Income Fund. This fund is comprised of GICS and synthetic GICs as well as a collective trust fund. The previous Fixed Income Fund utilized a constant $1 NAV and interest was posted once a month to participant accounts. For the Galliard Fixed Income Fund, interest earned is reflected by a daily increase in the NAV, and is included in the net appreciation in fair value of investments.

Through collective bargaining, the Company agreed to amend the Plan, effective January 1, 2011, as follows:

•

The definition of salary or wages will be expanded to include: (1) overtime and shift differentials and (2) bonuses. The expanded definition of salary or wages will apply for purposes of determining employee contributions and all employer contributions made on behalf of each eligible participant.

•	The Company’s matching contribution may increase to 100% for each dollar a participant contributes to the Plan up to 5% of their total salary or wages.

•

The Company may make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Plan. As a default, the additional annual contribution will be determined as a defined percentage of salary or wages, which ranges from 1% to 2%, and will be based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. An eligible employee will have to be actively employed as defined in the Plan documents, on December 31st of the year for which the contribution is made in order to receive an additional annual contribution unless the otherwise eligible employee is not actively at work on the last day of the year due to death or retirement during the year.

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation – The assets of the Plan, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) are maintained in the Savings Plan Master Trust, see “—Note 5. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 4. Fair Value Measurement.”

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Income Recognition – Interest, dividends, and realized and unrealized gains/(losses) earned/(incurred) from participation in the Savings Plan Master Trust are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Plan’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is accrued by the Savings Plan Master Trust as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis.

•	Realized gains and losses for security transactions are reported using the average cost method.

Expenses – All expenses incurred by the Plan are the obligation of the Plan and are payable by the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. Management fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected in the Plan’s share of net investment income in the Savings Plan Master Trust. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Financial Instruments and Investments – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the GIC issuers. However, GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes and Tax Status – In the Plan’s latest determination letter dated July 8, 2003, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes, to the best of its knowledge, that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Plan and Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501 of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Plan. The Company applied for an updated determination letter during 2011. The application is currently under review by the IRS.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2007. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Standards – In September 2010, the Financial Accounting Standards Board (FASB) issued a new standard which required participant loans to be classified as notes receivable from participants, which are to be segregated from investments in the Plan’s financial statements. The standard eliminates the requirement to report the fair value of participant loans, which are now measured at their unpaid principal balance plus accrued but unpaid interest. This standard is effective for the Plan’s year ended December 31, 2010. As a result of retrospective application from the adoption of this accounting standard, participant loan amounts as of December 31, 2009 have been reclassified from investments to notes receivable from participants to conform to the current year presentation.

In January 2010, the FASB issued a new standard adding new disclosure requirements for transfers of Level 1 and 2 assets, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The standard is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Adoption of this standard did not impact the Plan’s financial statements.

NOTE 4 – FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, or other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•

The Company Stock Fund and Mead Johnson Stock Fund consist primarily of shares of common stock of Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively, and are valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Company Stock Fund and Mead Johnson Stock Fund may invest in U.S. government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively. Such investments are valued at cost plus interest earned, which approximates fair value.

•	Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

•	Money market instruments are valued at cost plus interest earned, which approximates their fair value.

•

Common collective trust (CCT) fund fair values are determined daily by the respective fund manager and represent the net asset value (NAV) of the underlying investments within the respective CCTs. The net asset value represents the price at which Plan participants would transact their respective CCT interest at any point in time. The CCTs are comprised of equity index funds and equity funds primarily invested in publicly traded securities, cash investments, and other short term investments. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2010.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

•

Fixed Income Fund investments include fully benefit-responsive investment contracts, comprised of traditional guaranteed investment contracts (GICs), security-backed contracts (synthetic GICs), and the Wells Fargo Stable Return Fund, a fixed income collective trust fund. These investments are stated at fair value within the Plan’s interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value in the Statements of Net Assets Available for Benefits. The Fixed Income Fund utilizes a NAV that reflects interest earned by a daily increase to NAV. There were no significant unfunded commitments or restrictions on redemptions related to the Fixed Income Fund as of December 31, 2010.

The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. A wrapper contract is an agreement by another party to make payments to the Fixed Income Fund in certain circumstances. The fair value of these wrapper contracts was not considered to be material as of December 31, 2010 and 2009. Wrapper contracts are designed to allow synthetic GIC portfolios to maintain NAV and to ensure the future minimum interest crediting rate does not fall below zero. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities in fixed income funds. The fair value of the fixed income funds is determined by the respective fund manager on a daily basis and represents the NAV of the underlying investments. In the event that wrapper contracts fail to perform as intended, the Fixed Income Fund’s NAV may decline if the market value of its assets decline. The Fixed Income Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fixed Income Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are non-transferable and have no trading market. There are a limited number of wrapper issuers.

The fair value of the Wells Fargo Stable Return Fund is determined by the fund manager on a daily basis and represents the NAV of the underlying investments. The Wells Fargo Stable Return Fund primarily invests in GICs, synthetic GICs, and cash equivalents.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the Plan’s Savings Plan Master Trust investments by fair value hierarchy level described above, see “—Note 5. Savings Plan Master Trust.”

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – SAVINGS PLAN MASTER TRUST

The Plan’s investment assets are held in the Savings Plan Master Trust. The Savings Plan Master Trust is a tax-exempt collective trust described in Revenue Ruling 81-100. The Plan’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

The major categories of investments within the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust as of December 31 were as follows:

(Dollars in Thousands)	2010	2009
Investments:
Level 1
Company Stock Funds
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$594,638	$583,877
*Mead Johnson Stock Fund – Mead Johnson Nutrition Company Common Stock	19,109	15,279
Mutual Funds:
Growth/Growth and Income Funds
*Fidelity Growth Company Fund	399,275	329,920
*Fidelity Puritan Fund	114,170	94,622
Bond Index Funds
*Fidelity U.S. Bond Index Fund	189,162	158,767
Equity Funds
Dreyfus Appreciation Fund, Inc.	72,494	57,442
Vanguard Total International Stock Index Fund – Investor Class	129,407	118,940
American Funds EuroPacific Growth Fund – Class R5	130,329	120,182
Asset Allocation Funds
T. Rowe Price Retirement Funds	106,632	50,701
Money Market Funds and Other
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	6,004	8,211
*Fidelity Retirement Money Market Portfolio	198,627	203,074

Total Level 1 Investments	1,959,847	1,741,015

Level 2
Fixed Income Funds
Wells Fargo Stable Return Fund (Note 6)	78,414	162,881
Synthetic GICs (Note 6)	332,879	171,326
Common Collective Trust Funds:
Equity Index Funds
*Fidelity U.S. Equity Index Commingled Pool – Class 2	254,259	231,470
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	125,544	95,977
Equity Funds
The Goldman Sachs Collective Trust Strategic Value Fund	136,596	126,750
Jennison Associates Small Capital Core Equity Fund	78,179	47,996

Total Level 2 Investments	1,005,871	836,400

Level 3
Fixed Income Fund – GICs (Note 6)	300,341	369,683

Total Investments, at fair value	3,266,059	2,947,098
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(25,272)	(18,599)

Net Assets of the Savings Plan Master Trust	$3,240,787	$2,928,499

Plan’s interest in Savings Plan Master Trust, at fair value	$63,406	$61,726

Plan’s interest in Savings Plan Master Trust, as a percentage of the total investments, at fair value	2%	2%

*Denotes a party-in-interest to the Plan.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s estimated share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 were as follows:

(Dollars in Thousands)	2010	2009
Investment:
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$29,260	$28,137
Fidelity Growth Company Fund	3,516	****
Fidelity Retirement Money Market Portfolio	5,436	5,988
Fixed Income Fund – Wells Fargo Stable Return Fund*	*****	3,334
Fixed Income Fund – GICs**	5,705	7,230
Fixed Income Fund – Synthetic GICS***	6,661	3,571

* The contract value of this investment was $3,311 at December 31, 2009.
** The contract value of this investment was $5,392 and $6,883 at December 31, 2010 and 2009, respectively.
*** The contract value of this investment was $6,661 and $3,577 at December 31, 2010 and 2009, respectively.
**** This investment did not meet the 5% threshold at December 31, 2009.
***** This investment did not meet the 5% threshold at December 31, 2010.

The following table summarizes the activity for those financial assets within the Savings Plan Master Trust where fair value measurements are estimated utilizing Level 3 inputs during 2010 and 2009:

	Fixed Income Fund – GICs
(Dollars in Thousands)	2010	2009
Fair value as of January 1	$369,683	$565,075
Unrealized (losses)/gains included in Statements of Changes in Net Assets Available for Benefits	(1,698)	7,652
Purchases, sales, issuances, and settlements, net	(67,644)	(203,044)

Fair value as of December 31	$300,341	$369,683

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2010 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$6,795
Dividend income	29,676
Net appreciation in fair value of investments	272,685

Total net investment income	$309,156

The net appreciation in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by major category of investment for the year ended December 31, 2010 were as follows:

(Dollars in Thousands)
Level 1
Company and Mead Johnson Stock Funds	$35,174
Growth/Growth and Income Funds	78,294
Bond Index Funds	3,635
Equity Funds	28,461
Asset Allocation Funds	9,864
Level 2
Equity Index Funds	60,007
Equity Funds	31,659
Fixed Income Funds	27,289
Level 3
Fixed Income Funds	(1,698)

Net appreciation in fair value of investments	$272,685

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – FIXED INCOME FUND

The Plan offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds GICs and synthetic GICs with various issuers in several fully benefit-responsive investment contracts plus a collective trust fund which provide a guarantee of principal and interest at a guaranteed rate. Each fully benefit-responsive investment contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Plan’s interest in the Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value. Contract value represents contributions made to the fund, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability of the fund to transact at contract value with the issuer, such as premature termination of the contracts by the fund, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Plan’s loss of its qualified status. Plan management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value.

There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The GIC and synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. All contracts pay interest on a net basis. The crediting interest rate is reset and declared on a daily basis. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which range during 2010 from 2.23% to 5.86% for the Plan. The Plan’s Fixed Income Fund crediting interest rate was 3.8% and 4.1% as of December 31, 2010 and 2009, respectively. The key factors that influence future interest crediting rates for a wrapper contract include current interest rates, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by the investment manager using general market reporting methods. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

The average yields for investment contracts with issuers for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Average yields:
Based on annualized earnings (1)	3.48%	4.14%
Based on interest rate credited to participants (2)	3.78%	4.12%

(1)	Computed by dividing the annualized one-day actual earnings of the investment contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Fixed Income Fund investments as of December 31, 2010 and 2009 were as follows:

(Dollars in Thousands)	S&P Rating*	2010	Per Annum Interest Rates on Contracts Held in 2010	2009	Per Annum Interest Rates on Contracts Held in 2009	Maturity Dates on Contracts Held
Guaranteed Investment Contracts:
Hartford Life Insurance Company	A	$56,656	5.12%	$53,434	5.12%	2012
Hartford Life Insurance Company	A	39,510	5.86%	38,147	5.86%	2012
Metropolitan Life Insurance Company	AA-	83,836	5.31%	80,723	5.31%	2013
New York Life Insurance Company	AAA	8,146	5.56%	7,960	5.56%	2011
Principal Mutual Life Insurance Company	A+	—	4.99%	34,300	4.99%	2010
Principal Mutual Life Insurance Company	A+	—	5.47%	4,658	5.47%	2010
Prudential Life Insurance Company	AA-	—	5.03%	40,208	5.03%	2010
Prudential Life Insurance Company	AA-	7,087	4.81%	10,158	4.81%	2012
Prudential Life Insurance Company	AA-	105,106	4.20%	100,095	4.20%	2013

Total Guaranteed Investment Contracts, at fair value		300,341		369,683

Synthetic Guaranteed Investment Contracts:
J.P. Morgan Chase Bank, N.A.	AA-	85,075	2.87%	80,521	2.90%
Monumental Life Insurance Company	AA-	160,506	3.54%	90,805	3.89%
United of Omaha Life Insurance Company	AA-	87,298	2.23%	—	—

Total Synthetic Guaranteed Investment Contracts, at fair value		332,879		171,326

Collective Trust Fund:
Wells Fargo Stable Return Fund, at fair value	AA-	78,414	—	162,881	—

Total Fixed Income Fund Investments, at fair value		$711,634		$703,890

*As of December 31, 2010.

NOTE 7 – RECONCILIATION TO FORM 5500

The accompanying financial statements present fully benefit-responsive synthetic GICs held in the Fixed Income Fund at contract value. The Form 5500 requires fully benefit-responsive synthetic GICs to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive synthetic GICs represents a reconciling item. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Plan does not report administrative expenses attributable to the Savings Plan Master Trust on the Plan Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Plan interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2010	2009
Plan interest in Savings Plan Master Trust per the financial statements	$63,406	$61,726
Less: Adjustment from fair value to contract value for fully benefit-responsive contracts	(493)	(364)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	177	17

Value of interest in master trust investment accounts per the Form 5500	$63,090	$61,379

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2010	2009
Net assets available for benefits per the financial statements	$63,510	$62,359
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	177	17

Net assets available for benefits per the Form 5500	$63,687	$62,376

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2010:

(Dollars in Thousands)
Plan’s share of net investment income in Savings Plan Master Trust per the financial statements	$4,688
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(20)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	177

Net investment gain from master trust investment accounts per the Form 5500	$4,845

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2010:

(Dollars in Thousands)
Total additions per the financial statements	$8,458
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(20)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	177

Total income per the Form 5500	$8,615

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$1,151
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	177

Total net income per the Form 5500	$1,328

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Plan also invests in shares of the Company and Mead Johnson. As of December 31, 2010 and 2009, the Plan held 1.1 million shares of Company common stock with a cost basis of $23.3 million and $23.2 million, respectively. During the year ended December 31, 2010, the Plan recorded dividend income on the Company’s common stock of $912 thousand. As of December 31, 2010 and 2009, the Plan held 8 thousand shares and 9 thousand shares, respectively, of Mead Johnson common stock with a cost basis of $272 thousand and $314 thousand, respectively. During the year ended December 31, 2010, the Plan recorded dividend income on Mead Johnson’s common stock of $8 thousand. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA. In addition, certain Plan participants borrowed from the Plan. As of December 31, 2010 and 2009, the outstanding loans of the Plan participants were $559 thousand and $609 thousand, respectively, with interest rates ranging from 4.25% to 9.25% and varying maturity dates. Plan participants are a party-in-interest to the Plan and the loans were exempt party-in-interest transactions pursuant to section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 007 EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2010

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Plan’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$—	$63,406

*	Plan participants	Participant loans, with varying maturity dates ranging from 2011 to 2016, and interest rates between 4.25% and 9.25%	—	559

		Total		$63,965

*	Denotes a party-in-interest to the Plan.
**	Cost information is not required for participant directed investments.

Note: See report of independent registered public accounting firm.

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